SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2001 or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 1-12649

AMERICA WEST HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	86-0847214 (I.R.S. Employer Identification No.)

111 WEST RIO SALADO PARKWAY, TEMPE, ARIZONA (Address of principal executive offices)	85281 (Zip Code)

Registrant’s telephone number, including area code: (480) 693-0800

N/A

(Former name, former address and former fiscal year, if changed since last report)

AMERICA WEST AIRLINES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	86-0418245 (I.R.S. Employer Identification No.)

4000 EAST SKY HARBOR BLVD, PHOENIX, ARIZONA (Address of principal executive offices)	85034 (Zip Code)

Registrant’s telephone number, including area code: (480) 693-0800

N/A

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether each registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes           No

As of October 29, 2001, America West Holdings Corporation has 941,431 shares of Class A Common Stock and 32,780,695 shares of Class B Common Stock outstanding. As of October 29, 2001, America West Airlines, Inc. has 1,000 shares of Class B Common Stock outstanding, all of which are held by America West Holdings Corporation.

PART I — FINANCIAL INFORMATION

ITEM 1A. CONSOLIDATED FINANCIAL STATEMENTS – AMERICA WEST HOLDINGS CORPORATION

AMERICA WEST HOLDINGS CORPORATION
Condensed Consolidated Balance Sheets
(In thousands except share data)

	September 30,	December 31,
	2001	2000

	(Unaudited)

Assets

Current assets:

Cash and cash equivalents	$133,368	$144,138

Short-term investments	11,120	50,686

Accounts receivable, net	118,346	152,649

Expendable spare parts and supplies, net	51,465	41,843

Prepaid expenses	71,621	41,784

Total current assets	385,920	431,100

Property and equipment:

Flight equipment	1,207,681	903,336

Other property and equipment	244,213	220,085

Equipment purchase deposits	60,250	93,750

	1,512,144	1,217,171

Less accumulated depreciation and amortization	547,417	462,844

Net property and equipment	964,727	754,327

Other assets:

Restricted cash	36,097	34,554

Reorganization value in excess of amounts allocable to identifiable assets, net	277,658	293,780

Other assets, net	48,417	54,754

Total other assets	362,172	383,088

	$1,712,819	$1,568,515

See accompanying notes to condensed consolidated financial statements.

AMERICA WEST HOLDINGS CORPORATION
Condensed Consolidated Balance Sheets
(In thousands except share data)

	September 30,	December 31,
	2001	2000

	(Unaudited)

Liabilities and Stockholders’ Equity

Current liabilities:

Current maturities of long-term debt	$126,981	$159,667

Accounts payable	205,712	156,449

Air traffic liability	221,887	208,868

Accrued compensation and vacation benefits	37,660	36,070

Accrued taxes	13,646	21,469

Other accrued liabilities	36,216	31,674

Total current liabilities	642,102	614,197

Long-term debt, less current maturities	352,273	145,578

Deferred credits and other liabilities	96,129	101,122

Deferred tax liability, net	40,267	40,545

Commitments and contingencies

Stockholders’ equity:

Preferred stock, $.01 par value. Authorized 48,800,000 shares; no shares issued	—	—

Class A common stock, $.01 par value. Authorized 1,200,000 shares; issued and outstanding 941,431 shares at September 30, 2001 and December 31, 2000	9	9

Class B common stock, $.01 par value. Authorized 100,000,000 shares; issued 49,061,923 shares at September 30, 2001 and 48,991,256 shares at December 31, 2000	491	490

Additional paid-in capital	594,021	594,177

Retained earnings	293,747	380,746

Accumulated other comprehensive income (loss)	243	(1,108)

	888,511	974,314

Less: Cost of Class B Common Stock in treasury, 16,296,395 shares at September 30, 2001 and 16,333,895 shares at December 31, 2000	(306,463)	(307,241)

Total stockholders’ equity	582,048	667,073

	$1,712,819	$1,568,515

See accompanying notes to condensed consolidated financial statements.

AMERICA WEST HOLDINGS CORPORATION
Condensed Consolidated Statements of Operations
(In thousands except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

Operating revenues:

Passenger	$463,345	$549,320	$1,563,539	$1,639,853

Cargo	7,839	8,357	27,599	27,784

Other	20,171	32,862	74,889	103,721

Total operating revenues	491,355	590,539	1,666,027	1,771,358

Operating expenses:

Salaries and related costs	156,414	142,702	452,731	410,484

Aircraft rents	88,529	83,692	265,409	244,651

Other rents and landing fees	34,596	34,689	104,785	96,738

Aircraft fuel	85,778	98,591	278,677	257,450

Agency commissions	16,461	22,471	62,017	67,694

Aircraft maintenance materials and repairs	67,399	63,754	197,867	185,474

Depreciation and amortization	16,591	12,742	46,662	39,188

Amortization of excess reorganization value	4,974	4,974	14,922	14,922

Special charges	—	—	35,695	—

Other	119,530	126,684	384,198	395,180

Total operating expenses	590,272	590,299	1,842,963	1,711,781

Operating income (loss)	(98,917)	240	(176,936)	59,577

Nonoperating income (expenses):

Interest income	3,849	5,172	11,370	11,374

Interest expense, net	(9,093)	(3,693)	(19,140)	(11,401)

Federal government assistance	60,282	—	60,282	—

Gains on sale of investments	1,089	1,960	1,089	27,254

Other, net	(3,971)	8,583	(4,219)	8,975

Total nonoperating income (expenses), net	52,156	12,022	49,382	36,202

Income (loss) before income taxes	(46,761)	12,262	(127,554)	95,779

Income taxes (benefit)	(15,082)	10,960	(40,555)	46,357

Net income (loss)	$(31,679)	$1,302	$(86,999)	$49,422

Earnings (loss) per share:

Basic	$(0.94)	$0.04	$(2.59)	$1.39

Diluted	$(0.94)	$0.04	$(2.59)	$1.36

Shares used for computation:

Basic	33,691	34,312	33,653	35,589

Diluted	33,691	34,764	33,653	36,296

See accompanying notes to condensed consolidated financial statements.

AMERICA WEST HOLDINGS CORPORATION
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended
	September 30,

	2001	2000

Net cash provided by operating activities	$117,804	$198,691

Cash flows from investing activities:

Purchases of property and equipment	(450,257)	(209,042)

Sales (purchases) of short-term investments	39,566	(26,215)

Proceeds from sale and leaseback of aircraft and engines	74,000	38,700

Net proceeds from sale of subsidiaries	—	44,530

Equipment purchase deposits and other	14,723	(7,972)

Net cash used in investing activities	(321,968)	(159,999)

Cash flows from financing activities:

Repayment of debt	(125,190)	(41,568)

Proceeds from issuance of debt	326,422	32,000

Repurchase of common stock and AWA warrants	—	(49,305)

Other	(7,838)	5,487

Net cash provided by (used in) financing activities	193,394	(53,386)

Net decrease in cash and cash equivalents	(10,770)	(14,694)

Cash and cash equivalents at beginning of period	144,138	112,174

Cash and cash equivalents at end of period	$133,368	$97,480

Cash, cash equivalents and short-term investments at end of period	$144,488	$139,312

Cash paid for:

Interest, net of amounts capitalized	$12,365	$12,200

Income taxes	$145	$9,708

Non-cash financing activities:

Notes payable issued for equipment purchase deposits	$10,500	$31,500

Notes payable canceled under the aircraft purchase agreement	$29,750	$21,000

See accompanying notes to condensed consolidated financial statements.

AMERICA WEST HOLDINGS CORPORATION
Notes to Condensed Consolidated Financial Statements
September 30, 2001

1. BASIS OF PRESENTATION

         The unaudited condensed consolidated financial statements include the accounts of America West Holdings Corporation (“Holdings” or the “Company”) and its wholly owned subsidiaries, America West Airlines, Inc. (“AWA”) and The Leisure Company (“TLC”). These statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and, in accordance with those rules and regulations, certain information and footnotes required by generally accepted accounting principles have been omitted. In the opinion of management, the condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation. Certain prior year amounts have been reclassified to conform with current year presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2000.

2. AIR TRANSPORTATION SAFETY AND SYSTEM STABILIZATION ACT

         In the wake of large financial losses attributed to the terrorist attacks on the United States that occurred on September 11, 2001, the Senate and House of Representatives of the United States of America passed, and the President signed into law H.R. 2926, the Air Transportation Safety and System Stabilization Act (the “Act”). The intent of the Act is to preserve the continued viability of the United States air transportation system. The Act includes the following key provisions:

•	Airlines will receive immediate cash compensation up to an industry total of $5 billion, including up to $500 million in the aggregate for cargo carriers and up to $4.5 billion in the aggregate for commercial carriers based upon each carrier’s share of available seat miles during the month of August 2001. Airlines must demonstrate that their losses equal or exceed the amount granted. AWA anticipates receiving approximately $120 million from this program, of which $60.3 million was received in September 2001. AWA recognized all $60.3 million of the federal government assistance as nonoperating income in the third quarter of 2001 to offset incurred direct and incremental losses resulting from the terrorist attacks (see Note 8, “Nonoperating Income (Expense) — Other, Net").

•	The federal government will guarantee credit instruments issued to air carriers of up to $10 billion. A newly created Air Transportation Stabilization Board will have authority to set all terms and conditions, including determining the amounts and recipients of the loans. The Act also allows the government to take an equity stake in the airlines receiving federal loan guarantees as collateral. AWA expects to apply for a loan guarantee in the near future.

•	The Act establishes potential protection for air service to small communities. Carriers that receive direct financial assistance may be required by the Secretary of the Department of Transportation (“DOT”) to maintain scheduled service to any point served by the carrier prior to September 11, 2001.

•	The Act establishes forgiveness of Internal Revenue Service (“IRS”) penalties for late payment of certain taxes, provided they are paid by November 15, 2001, or, at the discretion of the Secretary of the DOT, as late as January 15, 2002.

•	The Act provides for reimbursement to air carriers and their vendors or subcontractors for increases in the cost of war risk insurance for the period up to October 1, 2002. The Act also limits the amount of liability for claims against an air carrier attributed to the terrorist attacks to a total not to exceed the limits of the liability coverage maintained by the carrier.

AMERICA WEST HOLDINGS CORPORATION
Notes to Condensed Consolidated Financial Statements
September 30, 2001

3. FLIGHT EQUIPMENT

         In the third quarter of 2001, AWA borrowed $174.0 million from the America West Airlines 2001-1 Pass Through Trusts to fund the acquisition of six new A319 aircraft. In September 2001, AWA completed a sale of two owned aircraft engines, with a combined net book value of $10.9 million, for approximately $10.0 million as part of a sale leaseback transaction. The resulting $0.9 million pretax loss on this transaction was recognized in the accompanying Condensed Consolidated Statement of Operations, classified in “Nonoperating Income (Expense) — Other, Net.”

4. COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities and changes in the fair value of derivative financial instruments that qualify for hedge accounting. For the three and nine months ended September 30, 2001, the Company recorded a total comprehensive loss of $30.5 million and $85.6 million, respectively. The difference between net loss and comprehensive loss for the three and nine months ended September 30, 2001 is detailed in the following table:

	Three Months	Nine Months
	Ended	Ended
	September 30, 2001	September 30, 2001

	(In thousands)

Net loss	$(31,679)	$(86,999)

Unrealized losses on derivative instruments, net of deferred taxes	(3,683)	(1,727)

Reclassification adjustment to net loss of previously reported unrealized losses on derivative instruments, net of taxes	3,592	1,970

Unrealized losses on marketable equity securities, net of deferred taxes	(23)	(199)

Realized losses on marketable equity securities, net of taxes	1,307	1,307

Total other comprehensive income (loss)	1,193	1,351

Comprehensive loss	$(30,486)	$(85,648)

         In July 2000, Holdings completed the sale of America West Golf Vacations, a division of TLC, to Book4golf.com, a provider of Internet-based, real-time, golf tee time reservation systems. TLC received 900,000 common shares, with a fair market value of $2.1 million, and warrants to purchase up to 700,000 common shares of Book4golf.com. The transaction also provides for the right to earn an additional 300,000 common shares, which, along with the exercise of the warrants, is subject to certain performance criteria. The Company recorded a non-operating pretax gain on sale of $2.0 million in the third quarter of 2000.

         In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company had classified TLC’s investment in Book4golf.com as available-for-sale securities in the Company’s consolidated balance sheet. SFAS No. 130, “Reporting Comprehensive Income” requires unrealized gains or losses on the Company’s available-for-sale securities to be included in accumulated other comprehensive income, a component of stockholders’ equity. In the third quarter of 2001, management determined the decline in market value of the Company’s investment in Book4Golf.com, approximately $2.1 million since July 2000, was other than temporary. In accordance with FASB No. 12, “Accounting for Certain Marketable Securities,” the investment was written down to realizable value, recognizing a non-operating pretax loss of $2.1 million. The tax benefit associated with the loss was $0.8 million.

AMERICA WEST HOLDINGS CORPORATION
Notes to Condensed Consolidated Financial Statements
September 30, 2001

5. EARNINGS PER SHARE (“EPS”)

         The following table presents the computation of basic and diluted EPS.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

	(In thousands of dollars except share data)

BASIC EARNINGS (LOSS) PER SHARE

Income (loss) applicable to common stock	$(31,679)	$1,302	$(86,999)	$49,422

Weighted average common shares outstanding	33,691,379	34,312,124	33,652,938	35,589,220

Basic earnings (loss) per share	$(0.94)	$0.04	$(2.59)	$1.39

DILUTED EARNINGS (LOSS) PER SHARE

Income (loss) applicable to common stock	$(31,679)	$1,302	$(86,999)	$49,422

Share computation:

Weighted average common shares outstanding	33,691,379	34,312,124	33,652,938	35,589,220

Assumed exercise of stock options and warrants	—	451,627	—	706,403

Weighted average common shares outstanding as adjusted	33,691,379	34,763,751	33,652,938	36,295,623

Diluted earnings (loss) per share	$(0.94)	$0.04	$(2.59)	$1.36

         For the three and nine months ended September 30, 2001, the incremental shares from assumed exercise of stock options are not included in the computation of diluted EPS because of the antidilutive effect on EPS.

         For the three and nine months ended September 30, 2000, options for 3,366,409 and 3,240,797, respectively, are not included in the computation of diluted EPS because the option exercise prices were greater than the average market price of common stock for the respective periods, resulting in an antidilutive effect.

6. SPECIAL CHARGES

         In April 2001, Holdings announced a cost reduction plan to respond to a softening economy. The plan included a slowing of the airline’s growth through the return of seven older 737-300 leased aircraft to the lessors in the second half of 2001 and January 2002 and significant reductions in overhead due in part to select reductions-in-force of management, administrative and clerical personnel.

         The Company recorded a pretax charge of $35.7 million in the second quarter of 2001 related to the earlier-than-planned aircraft returns and reductions-in-force. The following table presents the payments made during the third quarter of 2001 and remaining accrual as of September 30, 2001.

	Aircraft Returns	Reduction-in-force	Total

Balance at June 30, 2001	$22,569	$468	$23,037

Payments	2,193	296	2,489

Balance at September 30, 2001	$20,376	$172	$20,548

AMERICA WEST HOLDINGS CORPORATION
Notes to Condensed Consolidated Financial Statements
September 30, 2001

7. SALE OF EQUITY INVESTMENTS

         In July 2001, AWA sold 62,240 warrants to purchase common stock of Expedia.com, resulting in a pretax gain of approximately $1.1 million (see Note 8, “Nonoperating Income (Expense) — Other, Net").

         In July 2001, AWA sold 73,413 Equant N.V. depository certificates, which were held by the SITA Foundation, resulting in a pretax gain of approximately $1.5 million.

8. NONOPERATING INCOME (EXPENSE) – OTHER, NET

         For accounting purposes, AWA recognizes federal government assistance income to offset direct and incremental losses resulting from the terrorist attacks to the extent payment has been received from the United States Government. In September 2001, AWA received a $60.3 million advance payment under the Act from the United States Government (see Note 2, “Air Transportation Safety and System Stabilization Act"). In accordance with Emerging Issues Task Force Issue No. 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001,” AWA recognized the entire amount as nonoperating income because direct and incremental losses incurred during the third quarter exceeded that amount. When the next payment of federal government assistance is received, AWA will recognize additional income to offset losses incurred in the third quarter in excess of the $60.3 million already recognized, as well as additional losses expected to be incurred in the fourth quarter of 2001.

         In July 2001, AWA recognized a pretax gain of approximately $1.1 million from the sale of warrants to purchase common stock of Expedia.com (see Note 7, “Sale of Equity Investments").

         In the third quarter of 2001, management determined the decline in market value of the Company’s investment in Book4Golf.com, approximately $2.1 million since July 2000, was other than temporary. In accordance with SFAS No. 12, “Accounting for Certain Marketable Securities,” the investment was written down to realizable value, recognizing a pretax loss of $2.1 million (see Note 4, "Comprehensive Income (Loss)”).

         In September 2000, AWA recorded an $8.8 million pretax unrealized gain on the Company’s investment in one million shares of GetThere.com common stock. AWA sold all one million shares of GetThere.com for approximately $17.8 million in October 2000.

9. SEGMENT DISCLOSURES

         Holdings is one reportable operating segment. Accordingly, the segment reporting financial data required by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” is included in the accompanying consolidated balance sheets and statements of operations.

10. SUBSEQUENT EVENTS

Sale Leaseback Transactions

         In October 2001, AWA completed sales of eight owned A319 aircraft, two owned A320 flight simulators and one owned 737-300 flight simulator as part of sale leaseback transactions. AWA received gross proceeds of $268.8 million from the aircraft sale leaseback transaction, of which $227.5 million was used to pay down mortgages existing on these aircraft. The $34.1 million gain resulting from this transaction will be deferred and amortized over the term of the operating leases, which approximates 20 years, as a reduction in rent expense. The flight simulators, with a combined book value of $14.6 million, were sold for approximately $17.4 million. The gain resulting from this transaction will be deferred and amortized over the term of the operating lease, which approximates nine years, as a reduction in rent expense.

AMERICA WEST HOLDINGS CORPORATION
Notes to Condensed Consolidated Financial Statements
September 30, 2001

Federal Aviation Administration (“FAA”) Proposed Civil Penalties

         In October 2001, the FAA announced that it proposed civil penalties be assessed against AWA in the amount of approximately $668,000 for alleged maintenance violations occurring in May and June 1999 and alleged operation of aircraft in violation of FAA regulations between November 1997 and September 2000. AWA believes it is currently in full compliance with FAA regulations and intends to contest the proposed penalties.

Default under Aircraft Leases

         In October 2001, AWA suspended payment under certain aircraft leases and, as a result, has received notices of default from certain aircraft lessors. AWA is currently negotiating with these lessors and others to reduce aircraft rent and restructure its costs and obligations under these agreements and for the potential return of certain aircraft prior to the expiration of the leases.

Sale of Equity Investment

         In July 2001, Softbank Capital Partners and General Catalyst LLC, TLC and the remaining shareholders of National Leisure Group, Inc. (“NLG”) entered into a Merger Agreement with USA Networks in connection with the proposed sale of NLG to USA Networks. TLC holds approximately a 12% ownership interest in NLG. The transaction was subject to, among other things, the completion of due diligence by USA Networks and certain regulatory and other third party approvals and consents. On October 3, 2001, USA Networks exercised its right to terminate the Merger Agreement based on a material adverse change to the business and financial condition of NLG following the events of September 11 and termination by a material customer of its business with NLG. On October 3, 2001, USA Networks filed a lawsuit in Delaware state court against NLG and its shareholders seeking a declaration that USA Networks’ termination of the Merger Agreement is valid. On October 29, 2001, USA Networks and NLG announced that the parties had settled the litigation and that, in lieu of the transaction contemplated by the Merger Agreement, USA Networks would acquire a minority interest in NLG for $20 million and certain additional rights regarding possible future transactions.

ITEM 1B. FINANCIAL STATEMENTS — AMERICA WEST AIRLINES, INC.

         The unaudited condensed balance sheets of AWA as of September 30, 2001 and December 31, 2000, statements of operations for the three and nine months ended September 30, 2001 and 2000 and statements of cash flows for the nine months ended September 30, 2001 and 2000, together with the related notes, are set forth on the following pages.

AMERICA WEST AIRLINES, INC.
Condensed Balance Sheets
(In thousands except share data)

	September 30,	December 31,
	2001	2000

	(Unaudited)

Assets

Current assets:

Cash and cash equivalents	$127,386	$139,150

Short-term investments	11,120	50,686

Accounts receivable, net	109,912	130,219

Advances to parent company and affiliate, net	252,729	273,272

Expendable spare parts and supplies, net	51,465	41,843

Prepaid expenses	66,612	35,998

Total current assets	619,224	671,168

Property and equipment:

Flight equipment	1,207,681	903,336

Other property and equipment	235,604	211,922

Equipment purchase deposits	60,250	93,750

	1,503,535	1,209,008

Less accumulated depreciation and amortization	542,103	458,616

Net property and equipment	961,432	750,392

Other assets:

Restricted cash	32,409	31,120

Reorganization value in excess of amounts allocable to identifiable assets, net	256,984	271,906

Other assets, net	54,609	60,887

Total other assets	344,002	363,913

	$1,924,658	$1,785,473

See accompanying notes to condensed financial statements.

AMERICA WEST AIRLINES, INC.
Condensed Balance Sheets
(In thousands except share data)

	September 30,	December 31,
	2001	2000

	(Unaudited)

Liabilities and Stockholder’s Equity

Current liabilities:

Current maturities of long-term debt	$126,981	$159,667

Accounts payable	194,041	147,661

Air traffic liability	198,763	183,531

Accrued compensation and vacation benefits	37,204	35,850

Accrued taxes	48,418	57,540

Other accrued liabilities	35,987	31,542

Total current liabilities	641,394	615,791

Long-term debt, less current maturities	352,274	145,578

Deferred credits and other liabilities	94,315	99,308

Deferred tax liability, net	41,904	42,856

Commitments and contingencies

Stockholder’s equity:

Common Stock $.01 par value. Authorized, issued and outstanding; 1,000 shares	—	—

Additional paid-in capital	519,748	519,748

Retained earnings	274,780	362,192

Accumulated other comprehensive income	243	—

Total stockholder’s equity	794,771	881,940

	$1,924,658	$1,785,473

See accompanying notes to condensed financial statements.

AMERICA WEST AIRLINES, INC.
Condensed Statements of Operations
(In thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

Operating revenues:

Passenger	$463,345	$549,320	$1,563,539	$1,639,853

Cargo	7,839	8,357	27,599	27,784

Other	7,545	20,780	38,507	60,518

Total operating revenues	478,729	578,457	1,629,645	1,728,155

Operating expenses:

Salaries and related costs	155,934	142,001	451,246	408,382

Aircraft rents	88,529	83,692	265,409	244,651

Other rents and landing fees	34,596	34,689	104,785	96,738

Aircraft fuel	85,778	98,591	278,677	257,450

Agency commissions	16,461	22,471	62,017	67,694

Aircraft maintenance materials and repairs	67,399	63,754	197,867	185,474

Depreciation and amortization	16,591	12,742	46,662	39,188

Amortization of excess reorganization value	4,974	4,974	14,922	14,922

Special charges	—	—	35,695	—

Other	109,393	116,463	354,390	353,446

Total operating expenses	579,655	579,377	1,811,670	1,667,945

Operating income (loss)	(100,926)	(920)	(182,025)	60,210

Nonoperating income (expenses):

Interest income	6,238	6,850	17,779	16,910

Interest expense, net	(11,423)	(5,621)	(25,208)	(17,003)

Federal government assistance	60,282	—	60,282	—

Gain on sale of investment	1,089	—	1,089	15,515

Other, net	(1,578)	8,868	(1,187)	9,829

Total nonoperating income (expenses), net	54,608	10,097	52,755	25,251

Income (loss) before income taxes	(46,318)	9,177	(129,270)	85,461

Income taxes (benefit)	(15,258)	9,926	(41,858)	42,425

Net income (loss)	$(31,060)	$(749)	$(87,412)	$43,036

See accompanying notes to condensed financial statements.

AMERICA WEST AIRLINES, INC.
Condensed Statements of Cash Flows
(In thousands)
(Unaudited)

	Nine Months Ended
	September 30,

	2001	2000

Net cash provided by operating activities	$116,532	$193,440

Cash flows from investing activities:

Purchases of property and equipment	(449,812)	(206,808)

Sales (purchases) of short-term investments	39,566	(26,215)

Proceeds from sale and leaseback of aircraft	74,000	38,700

Equipment purchase deposits and other	15,023	(6,770)

Net cash used in investing activities	(321,223)	(201,093)

Cash flows from financing activities:

Repayment of debt	(125,190)	(41,568)

Proceeds from issuance of debt	326,422	32,000

Other	(8,305)	(205)

Net cash provided by (used in) financing activities	192,927	(9,773)

Net decrease in cash and cash equivalents	(11,764)	(17,426)

Cash and cash equivalents at beginning of period	139,150	105,545

Cash and cash equivalents at end of period	$127,386	$88,119

Cash, cash equivalents, and short-term investments at end of period	$138,506	$129,951

Cash paid for:

Interest, net of amounts capitalized	$12,365	$12,200

Income taxes paid	$25	$2,735

Non-cash financing activities:

Notes payable issued for equipment purchase deposits	$10,500	$31,500

Notes payable canceled under the aircraft purchase agreement	$29,750	$21,000

See accompanying notes to condensed financial statements.

AMERICA WEST AIRLINES, INC.
Notes to Condensed Financial Statements
September 30, 2001

1. BASIS OF PRESENTATION

         The unaudited condensed financial statements included herein have been prepared by America West Airlines, Inc., (“AWA”), a wholly owned subsidiary of America West Holdings Corporation (“Holdings” or the “Company”), pursuant to the rules and regulations of the Securities and Exchange Commission and, in accordance with those rules and regulations, certain information and footnotes required by generally accepted accounting principles have been omitted. In the opinion of management, the condensed financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation. Certain prior year amounts have been reclassified to conform with current year presentation. The accompanying condensed financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2000.

2. ADVANCES TO PARENT COMPANY AND AFFILIATE

         As of September 30, 2001, AWA had net advances to Holdings of $257.8 million. In addition, AWA had net advances of $5.1 million due to The Leisure Company (“TLC”), a wholly owned subsidiary of Holdings.

3. AIR TRANSPORTATION SAFETY AND SYSTEM STABILIZATION ACT

         In the wake of large financial losses attributed to the terrorist attacks on the United States that occurred on September 11, 2001, the Senate and House of Representatives of the United States of America passed, and the President signed into law H.R. 2926, the Act. The intent of the Act is to preserve the continued viability of the United States air transportation system. The Act includes the following key provisions:

•	Airlines will receive immediate cash compensation up to an industry total of $5 billion, including up to $500 million in the aggregate for cargo carriers and up to $4.5 billion in the aggregate for commercial carriers based upon each carrier’s share of available seat miles during the month of August 2001. Airlines must demonstrate that their losses equal or exceed the amount granted. AWA anticipates receiving approximately $120 million from this program, of which $60.3 million was received in September 2001. AWA recognized all $60.3 million of the federal government assistance as nonoperating income in the third quarter of 2001 to offset incurred direct and incremental losses resulting from the terrorist attacks (see Note 8, “Nonoperating Income (Expense) — Other, Net").

•	The federal government will guarantee credit instruments issued to air carriers of up to $10 billion. A newly created Air Transportation Stabilization Board will have authority to set all terms and conditions, including determining the amounts and recipients of the loans. The Act also allows the government to take an equity stake in the airlines receiving federal loan guarantees as collateral. AWA expects to apply for a loan guarantee in the near future.

•	The Act establishes potential protection for air service to small communities. Carriers that receive direct financial assistance may be required by the Secretary of the Department of Transportation (“DOT”) to maintain scheduled service to any point served by the carrier prior to September 11, 2001.

•	The Act establishes forgiveness of Internal Revenue Service (“IRS”) penalties for late payment of certain taxes, provided they are paid by November 15, 2001, or, at the discretion of the Secretary of the DOT, as late as January 15, 2002.

•	The Act provides for reimbursement to air carriers and their vendors or subcontractors for increases in the cost of war risk insurance for the period up to October 1, 2002. The Act also limits the amount of liability for claims against an air carrier attributed to the terrorist attacks to a total not to exceed the limits of the liability coverage maintained by the carrier.

AMERICA WEST AIRLINES, INC.
Notes to Condensed Financial Statements
September 30, 2001

4. FLIGHT EQUIPMENT

         In the third quarter of 2001, AWA borrowed $174.0 million from the America West Airlines 2001-1 Pass Through Trusts to fund the acquisition of six new A319 aircraft. In September 2001, AWA completed a sale of two owned aircraft engines, with a combined net book value of $10.9 million, for approximately $10.0 million as part of a sale leaseback transaction. The resulting $0.9 million pretax loss on this transaction was recognized in the accompanying Condensed Consolidated Statement of Operations, classified in “Nonoperating Income (Expense) — Other, Net.”

5. COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) includes changes in the fair value of derivative financial instruments that qualify for hedge accounting. For the three and nine months ended September 30, 2001, AWA recorded a total comprehensive loss of $31.2 million and $87.2 million, respectively. The difference between net loss and comprehensive loss for the three and nine months ended September 30, 2001 is detailed in the following table:

	Three Months	Nine Months
	Ended	Ended
	September 30, 2001	September 30, 2001

	(In thousands)

Net loss	$(31,060)	$(87,412)

Unrealized losses on derivative instruments, net of deferred taxes	(3,683)	(1,727)

Reclassification adjustment to net loss of previously reported unrealized losses on derivative instruments, net of taxes	3,592	1,970

Total other comprehensive income (loss)	(91)	243

Comprehensive loss	$(31,151)	$(87,169)

6. SPECIAL CHARGES

         In April 2001, AWA announced a cost reduction plan to respond to a softening economy. The plan included a slowing of the airline’s growth through the return of seven older 737-300 leased aircraft to the lessors in the second half of 2001 and January 2002 and significant reductions in overhead due in part to select reductions-in-force of management, administrative and clerical personnel.

         AWA recorded a pretax charge of $35.7 million in the second quarter of 2001 related to the earlier-than-planned aircraft returns and reductions-in-force. The following table presents the payments made during the third quarter of 2001 and remaining accrual as of September 30, 2001.

	Aircraft Returns	Reduction-in-force	Total

Balance at June 30, 2001	$22,569	$468	$23,037

Payments	2,193	296	2,489

Balance at September 30, 2001	$20,376	$172	$20,548

AMERICA WEST AIRLINES, INC.
Notes to Condensed Financial Statements
September 30, 2001

7. SALE OF EQUITY INVESTMENTS

         In July 2001, AWA sold 62,240 warrants to purchase common stock of Expedia.com, resulting in a pretax gain of approximately $1.1 million (see Note 8, “Nonoperating Income (Expense) — Other, Net”).

         In July 2001, AWA sold 73,413 Equant N.V. depository certificates, which were held by the SITA Foundation, resulting in a pretax gain of approximately $1.5 million.

8. NONOPERATING INCOME (EXPENSE) – OTHER, NET

         For accounting purposes, AWA recognizes federal government assistance income to offset direct and incremental losses resulting from the terrorist attacks to the extent payment has been received from the United States government. In September 2001, AWA received a $60.3 million advance payment under the Act from the United States government (see Note 3, “Air Transportation Safety and System Stabilization Act”). In accordance with Emerging Issues Task Force Issue No. 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001,” AWA recognized the entire amount as nonoperating income because direct and incremental losses incurred during the third quarter exceeded that amount. When the next payment of federal government assistance is received, AWA will recognize additional income to offset losses incurred in the third quarter in excess of the $60.3 million already recognized, as well as additional losses expected to be incurred in the fourth quarter of 2001.

         In July 2001, AWA recognized a pretax gain of approximately $1.1 million from the sale of warrants to purchase common stock of Expedia.com (see Note 7, “Sale of Equity Investments”).

         In September 2000, AWA recorded an $8.8 million pretax unrealized gain on AWA’s investment in one million shares of GetThere.com common stock. AWA sold all one million shares of GetThere.com for approximately $17.8 million in October 2000.

9. SEGMENT DISCLOSURES

         AWA is one reportable operating segment. Accordingly, the segment reporting financial data required by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” is included in the accompanying balance sheets and statements of operations.

10. SUBSEQUENT EVENTS

Sale Leaseback Transactions

         In October 2001, AWA completed sales of eight owned A319 aircraft, two owned A320 flight simulators and one owned 737-300 flight simulator as part of sale leaseback transactions. AWA received gross proceeds of $268.8 million from the aircraft sale leaseback transaction, of which $227.5 million was used to pay down mortgages existing on these aircraft. The $34.1 million gain resulting from this transaction will be deferred and amortized over the term of the operating leases, which approximates 20 years, as a reduction in rent expense. The flight simulators, with a combined book value of $14.6 million, were sold for approximately $17.4 million. The gain resulting from this transaction will be deferred and amortized over the term of the operating lease, which approximates nine years, as a reduction in rent expense.

Federal Aviation Administration (“FAA”) Proposed Civil Penalties

         In October 2001, the FAA announced that it proposed civil penalties be assessed against AWA in the amount of approximately $668,000 for alleged maintenance violations occurring in May and June 1999 and alleged operation of aircraft in violation of FAA regulations between November 1997 and September 2000. AWA believes it is currently in full compliance with FAA regulations and intends to contest the proposed penalties.

AMERICA WEST AIRLINES, INC.
Notes to Condensed Financial Statements
September 30, 2001

Default under Aircraft Leases

         In October 2001, AWA suspended payment under certain aircraft leases and, as a result, has received notices of default from certain aircraft lessors. AWA is currently negotiating with these lessors and others to reduce aircraft rent and restructure its costs and obligations, and for the potential return of certain aircraft prior to the expiration of the leases.

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Holdings is the parent company of AWA and TLC. AWA is the eighth largest commercial airline carrier in the United States operating through its principal hubs located in Phoenix, Arizona and Las Vegas, Nevada, and a mini-hub located in Columbus, Ohio. As of September 30, 2001, AWA served 57 destinations in North America, including seven destinations in Mexico and two in Canada. TLC arranges and sells leisure travel products that may include airfare, hotel accommodations, ground transportation and a variety of other travel options. Holdings’ primary business activity is ownership of all the capital stock of AWA and TLC.

Overview

         The airline industry is cyclical in nature and highly sensitive to general economic conditions. In 2001, prior to September 11, softening economic conditions had a severe adverse effect on airline industry revenues, principally due to a decline in higher yielding business traffic. In addition, historically high fuel costs led to increased costs and reduced operating margins. Accordingly, prior to September 11, 2001, AWA focused on maintaining its low cost structure and on continuing to improve its unit revenues with the expectation that economic conditions would improve by 2002.

         The September 11, 2001 terrorist attacks on the World Trade Center and the Pentagon dramatically worsened the economic conditions for AWA and the airline industry in general. After the attacks, the FAA suspended all commercial airline flights for two days leading to substantial losses for AWA and the other airlines. AWA cancelled more than 2,000 flights from September 11 until the airline resumed normal operations on September 16, 2001. During this five day period, the Company continued to incur substantially all of its normal operating expenses and therefore recognized operating losses of approximately $20 million. As a result of these acts of terrorism, demand for air travel, as shown by advance bookings and load factors, has declined significantly. Ticket prices and, in turn, yields (revenue per passenger mile) have also fallen dramatically as airlines attempt to stimulate incremental passenger travel. The airline industry has also incurred, and will continue to face, an increase in costs resulting from enhanced security measures and aviation-related insurance. In addition, the general increase in hostilities relating to reprisals against terrorist organizations and the threat of further terrorist attacks could continue to negatively impact airline revenues and costs for the near term. Thus, for the period September 16 through September 30, 2001, despite resuming normal operations, AWA incurred further operating losses of approximately $37 million.

AWA’s Response to the September 11, 2001 Terrorist Attacks

         The September 11, 2001 terrorist attacks and the resulting losses had a substantial and immediate adverse effect on the Company’s liquidity. In the absence of additional financing and cost reductions, the Company believed its liquidity position was not adequate to weather the post-September 11 downturn in the short term.

         Additional Financing

         AWA has actively sought additional financing from the federal government, in the form of direct cash assistance and guaranteed loans, and the private sector, primarily through the sale and leaseback of owned assets. In September 2001, AWA received federal assistance of $60.3 million under the Act (see Note 2, “Air Transportation Safety and System Stabilization Act” and Note 8, “Nonoperating Income (Expense) – Other, Net” in Notes to Condensed Consolidated Financial Statements) and expects to receive an additional $60 million in the fourth quarter of 2001. In October 2001, AWA completed the sale and leaseback of eight Airbus aircraft, three flight simulators and two spare aircraft engines, resulting in proceeds of approximately $70 million to the airline (see Note 3, “Flight Equipment” and Note 10, “Subsequent Events — Sale Leaseback Transactions” in Notes to Condensed Consolidated Financial Statements).

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

         Despite AWA’s qualification for $120 million in federal assistance, the completion of $70 million in sale leaseback financing, and careful management of its business and costs, it will be necessary for AWA to participate in the Federal Guarantee Loan Program established under the Act (see Note 2, “Air Transportation Safety and System Stabilization Act” in Notes to Condensed Consolidated Financial Statements) in order to restore AWA to a manageable liquidity position and allow it to weather the post-September 11 economic downturn. AWA expects to apply for a loan guarantee in the near future. To qualify for assistance under the Federal Guarantee Loan Program, AWA must demonstrate that it will be able to continue operations and be able to repay the loans in accordance with their terms. In addition, the regulations under the Act strongly suggest that an applicant obtain assistance from its key constituents in order to restructure its costs. Accordingly, AWA has initiated a comprehensive effort to obtain concessions from its key constituents that will allow it to right size its business, reduce its costs consistent with reduced revenue generating capability, create financial flexibility, and restore its long-term sustainability and profitability.

         AWA’s key constituents, and the nature of the concessions required from them, are as follows:

•	Employees – AWA implemented a 2,000 employee reduction-in-force in October 2001. The workforce reduction was accomplished through a combination of attrition, deferred hiring and select reductions-in-force. In addition, a compensation cap for 20 of AWA’s most senior executives has been instituted through 2003. AWA will remain focused on maintaining other labor costs at affordable levels.

•	Creditors — AWA has $90 million outstanding under a senior secured revolving credit agreement, which includes restrictive financial covenants and collateral requirements and, by its terms, is repayable in full at the end of 2002 (see “Liquidity and Capital Resources” below). AWA is in discussions with the lenders under the credit agreement to waive any collateral shortfalls resulting from the potential devaluation of aircraft and rotable parts, extend repayment terms, reduce interest rates and eliminate certain financial covenants.

•	Alliance Partners – AWA is in discussions with its regional airline partners to restructure the existing cost reimbursement and revenue sharing arrangements to reduce the costs reimbursed by AWA.

•	Aircraft Manufacturers – AWA is in discussions with certain aircraft and engine manufacturers to defer firm aircraft orders scheduled for delivery and to provide financing for aircraft to be delivered under the aircraft purchase agreement.

•	Aircraft Lessors – In October 2001, AWA suspended payment under certain aircraft leases and, as a result, has received notices of default from certain aircraft lessors. AWA is currently negotiating with those lessors and others to reduce aircraft rent and restructure its costs and obligations, and for the potential return of certain aircraft prior to the expiration of the leases.

•	Major Vendors — AWA is negotiating with virtually all vendors to further reduce its cost structure and improve its operating flexibility.

         AWA expects to complete the application for assistance under the Federal Guarantee Loan Program, including the business plan, in the fourth quarter of 2001. There can be no assurance, however, that AWA’s effort to obtain concessions from its key constituents or its application under the Federal Guarantee Loan Program will be successful. If AWA is unsuccessful with its efforts to obtain additional financing and restructure its existing obligations, AWA’s liquidity position will be inadequate in the short term and the Company may be forced to file for bankruptcy protection.

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

         Cost Reductions

         After September 11, 2001, the Company took immediate steps to reduce costs, including a reduction in its flight schedule by approximately 20% based on available seat miles effective September 18, 2001, the discontinuation of meal service on all flights and the elimination of approximately 2,000 positions. In addition, AWA implemented a plan to conserve cash by deferring non-essential capital expenditures and slowing or suspending payments to vendors and business partners. As discussed above, AWA continues to work closely with its vendors and business partners to identify and implement cash conservation and cost reduction opportunities.

         Win Back Customers Campaign

         AWA has launched a vigorous campaign to win back customers and get America flying again. Key components of the campaign include:

•	New security measures, including additional law enforcement officers and enhanced security screening procedures, have been implemented at AWA’s airport locations. AWA has also begun the process of reinforcing cockpit doors on all its aircraft.

•	A communication plan, including direct marketing and media efforts, has been developed to reinforce the convenience of air travel. These efforts include letters to community organizations, business leaders, tourism offices and government agencies. In Phoenix, Arizona, AWA’s principal hub location, local media has also donated print, television, radio, outdoor and online advertising to promote the “hometown airline.”

•	Marketing initiatives, including internet fare sales, travel agent promotions and enhanced frequent flyer program benefits, have been launched.

         As a result of these initiatives, AWA’s passenger load factors and booking levels are steadily improving. However, revenues remain well below last year’s level.

Airline Operations Update

         Despite the September 11, 2001 terrorist attacks, a key element of AWA’s strategy to improve unit revenues remains the customer service initiatives launched in July 2000, which were designed to improve operational reliability and restore customer confidence by reducing the number of flight cancellations and improving on-time performance. In July and August 2001, AWA continued to make significant improvements in a number of key service areas as reported to the DOT:

•	On-time performance improved to 74.3% in July 2001 from 64.4% in July 2000 and 70.6% in August 2001 from 59.5% in August 2000.

•	The percentage of flights cancelled dropped to 1.9% in July 2001 from 6.3% in July 2000 and 2.1% in August 2001 from 3.6% in August 2000.

•	AWA posted year-over-year improvements in mishandled baggage of 51% in July 2001 and 49% in August 2001.

•	Customer complaints to the DOT declined by 55% in July 2001 and 60% in August 2001 compared to the comparable periods in 2000.

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

         The improvement in operational reliability, combined with pricing incentives, resulted in AWA load factors in July and August 2001 (79.4% and 79.6%, respectively) that were among the highest in the industry. Management believed these improvements produced a solid foundation for profitability as economic and industry conditions improved. After September 11, 2001, AWA continued to outperform the industry as measured by key operating statistics. AWA’s month-to-date completion factor for October 2001 is 99% compared to 95% in October 2000 and month-to-date on-time performance is 84% compared to 60% in October 2000.

Summary of Holdings’ Financial Results

         Holdings recorded a consolidated net loss of $31.7 million in the third quarter of 2001, a diluted loss per share of $0.94. This compares to $1.3 million of consolidated net income, or $0.04 per diluted share, in the third quarter of 2000. The decline in earnings was due primarily to depressed passenger traffic and revenues resulting from the terrorist attacks on September 11, 2001, a softening economy and much smaller book income tax credits. The third quarter 2001 results include a nonoperating pretax gain of $60.3 million ($37.5 million after tax) related to the federal government assistance (see Note 2, “Air Transportation Safety and System Stabilization Act” and Note 8, “Nonoperating Income (Expenses) — Other, Net” in Notes to Condensed Consolidated Financial Statements) and a $2.1 million pretax loss ($1.3 million after tax) related to the write down to realizable value of the Company’s investment in Book4golf.com (see Note 4, “Comprehensive Income (Loss)” in Notes to Condensed Consolidated Financial Statements). The third quarter 2000 results included a non-operating pretax gain of $8.8 million ($5.5 million after tax) related to an investment in one million shares of GetThere.com common stock and a $2.0 million non-operating pretax gain ($1.2 million after tax) from TLC’s sale of America West Golf Vacations. The Company recorded a consolidated income tax benefit for financial reporting purposes of $15.1 million for the 2001 third quarter on a pretax loss of $46.8 million. This compares to $11.0 million of income tax expense in the third quarter of 2000 on $12.3 million of pretax income. Primarily as a result of AWA’s amortization of excess reorganization value (“ERV”), which is not deductible for tax purposes, AWA’s book tax rate can fluctuate significantly with changes in earnings. The loss in the third quarter 2001 resulted in much smaller book income tax credits than would be anticipated had the Company used effective tax rates as in the 2000 period.

         Holdings recorded a consolidated net loss of $87.0 million for the nine months ended September 30, 2001, a diluted loss per share of $2.59. This compares to $49.4 million of consolidated net income, or $1.36 per diluted share, in the 2000 period. Results for the nine month period in 2001 include a pretax gain of $60.3 million related to the federal government assistance and an $11.0 million pretax gain ($6.8 million after tax) resulting from the settlement in March 2001 of a lawsuit related to an air-to-ground telecommunication system that was previously written off. These gains were offset by a $35.7 million pre-tax special charge ($22.2 million after tax) resulting from the Company’s cost reduction initiatives in the second quarter of 2001 and a $2.1 million pretax loss on the Company’s investment in Book4golf.com. Results for the nine month period in 2000 include a pretax gain of $15.5 million ($9.6 million after tax) from AWA’s sale of 500,000 warrants to purchase common stock of Priceline.com in the first quarter of 2000, a pretax gain of $9.7 million ($6.1 million after tax) from TLC’s sales of a majority interest in National Leisure Group and The Vacation Store in the second quarter of 2000 and the gains related to AWA’s investment in GetThere.com common stock and TLC’s sale of America West Golf Vacations discussed above. The Company recorded a consolidated income tax benefit for financial reporting purposes of $40.6 million for the nine months ended September 30, 2001. This compares to $46.4 million of income tax expense for the 2000 nine month period.

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

RESULTS OF OPERATIONS

         The following discussion provides an analysis of AWA’s results of operations for the third quarter and nine months ended September 30, 2001 and material changes compared to the third quarter and nine months ended September 30, 2000.

America West Airlines, Inc.
Statements of Operations
(In thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

Operating revenues:

Passenger	$463,345	$549,320	$1,563,539	$1,639,853

Cargo	7,839	8,357	27,599	27,784

Other	7,545	20,780	38,507	60,518

Total operating revenues	478,729	578,457	1,629,645	1,728,155

Operating expenses:

Salaries and related costs	155,934	142,001	451,246	408,382

Aircraft rents	88,529	83,692	265,409	244,651

Other rents and landing fees	34,596	34,689	104,785	96,738

Aircraft fuel	85,778	98,591	278,677	257,450

Agency commissions	16,461	22,471	62,017	67,694

Aircraft maintenance materials and repairs	67,399	63,754	197,867	185,474

Depreciation and amortization	16,591	12,742	46,662	39,188

Amortization of excess reorganization value	4,974	4,974	14,922	14,922

Special charges	—	—	35,695	—

Other	109,393	116,463	354,390	353,446

Total operating expenses	579,655	579,377	1,811,670	1,667,945

Operating income (loss)	(100,926)	(920)	(182,025)	60,210

Nonoperating income (expenses):

Interest income	6,238	6,850	17,779	16,910

Interest expense, net	(11,423)	(5,621)	(25,208)	(17,003)

Federal government assistance	60,282	—	60,282	—

Gains on sales of investments	1,089	—	1,089	15,515

Other, net	(1,578)	8,868	(1,187)	9,829

Total nonoperating income (expenses), net	54,608	10,097	52,755	25,251

Income (loss) before income taxes	$(46,318)	$9,177	$(129,270)	$85,461

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

         The table below sets forth selected operating data for AWA.

	Three Months Ended		Percent	Nine Months Ended		Percent
	September 30,		Change	September 30,		Change
	2001	2000	2001-2000	2001	2000	2001-2000

Aircraft (end of period)	149	133	12.0	149	133		12.0

Average daily aircraft utilization (hours)	8.1	10.8	(25.0)	10.1	11.0		(8.2)

Available seat miles (in millions)	6,695	6,881	(2.7)	20,647	20,194		2.2

Block hours	128,066	130,047	(1.5)	397,322	384,495		3.3

Average stage length (miles)	895	884	1.2	891	875		1.8

Average passenger journey (miles)	1,369	1,309	4.6	1,309	1,267		3.3

Revenue passenger miles (in millions)	4,953	5,026	(1.5)	15,039	14,381		4.6

Load factor (percent)	74.0	73.0	1.0 pts	72.8	71.2	1.6	pts

Passenger enplanements (in thousands)	5,034	5,178	(2.8)	15,432	14,996		2.9

Yield per revenue passenger mile (cents)	9.36	10.93	(14.4)	10.40	11.40		(8.8)

Revenue per available seat mile:

Passenger (cents)	6.92	7.98	(13.3)	7.57	8.12		(6.8)

Total (cents)	7.15	8.41	(15.0)	7.89	8.56		(7.8)

Fuel consumption (gallons in millions)	105.6	108.4	(2.6)	323.6	316.4		2.3

Average fuel price (cents per gallon)	81.3	91.0	(10.7)	86.1	81.4		5.8

Average number of full-time equivalent employees	12,667	12,461	1.6	12,854	12,117		6.1

         The table below sets forth the major components of operating cost per available seat mile (“CASM”) for AWA.

	Three Months Ended		Percent	Nine Months Ended		Percent
	September 30,		Change	September 30,		Change
	2001	2000	2001-2000	2001	2000	2001-2000

(in cents)

Salaries and related costs	2.33	2.06	13.1	2.18	2.02	7.9

Aircraft rents	1.32	1.22	8.2	1.28	1.21	5.8

Other rents and landing fees	.52	.50	4.0	.51	.48	6.3

Aircraft fuel	1.28	1.43	(10.5)	1.35	1.28	5.5

Agency commissions	.25	.33	(24.2)	.30	.34	(11.8)

Aircraft maintenance materials and repairs	1.01	.93	8.6	.96	.92	4.3

Depreciation and amortization	.25	.19	31.6	.23	.19	21.1

Amortization of excess reorganization value	.07	.07	—	.07	.07	—

Special charges	—	—	—	.17	—	100.0

Other	1.63	1.69	(3.6)	1.72	1.75	(1.7)

	8.66	8.42	2.9	8.77	8.26	6.2

Three Months Ended September 30, 2001 and 2000

         For the three months ended September 30, 2001, AWA realized an operating loss of $100.9 million compared to an operating loss of $0.9 million in last year’s third quarter. Loss before income taxes for the three month period in 2001 was $46.3 million compared to $9.2 million of pretax income in 2000.

         Total operating revenues for the 2001 third quarter were $478.7 million. Passenger revenues were $463.3 million for the three months ended September 30, 2001, a decrease of $86.0 million or 15.7% from the 2000 quarter. A 1.5% decrease in revenue passenger miles (“RPM”) was more than offset by a 2.7% decrease in

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

capacity as measured by available seat miles (“ASM”), resulting in a 1.0 point increase in load factor (the percentage of available seats that are filled with revenue passengers). The decline in traffic statistics for the third quarter of 2001 is a direct result of the terrorist attacks of September 11 and the ensuing decline in demand for air travel. Passenger revenue per available seat mile (“RASM”) for the quarter decreased 13.3% to 6.92 cents driven by a 14.4% decrease in revenue per passenger mile (“yield”) to 9.36 cents from 10.93 cents. The decline in yield is due primarily to the softening economy, resulting in a significant decline in business travel, and decreased demand for air travel in the wake of the terrorist attacks. Cargo revenues decreased 6.2% to $7.8 million due to lower freight and mail volumes. Other revenues decreased 63.7% to $7.5 million for the third quarter of 2001 due primarily to lower net revenues from AWA’s code sharing agreement with Mesa Airlines.

         CASM increased 2.9% to 8.66 cents in the third quarter of 2001 from 8.42 cents for the comparable 2000 period primarily due to the reduction in ASMs. Operating expenses in the third quarter of 2001 were relatively flat when compared to the 2000 third quarter, while ASMs decreased 2.7%. A significant contributor to the increase in CASM was the post-September 11 suspension of air service which reduced ASMs without a commensurate reduction in expenses. Significant changes in the components of CASM are explained as follows:

•	Salaries and related costs per ASM increased 13.1% primarily due to an increase in salaries and related costs per employee, lower ASMs due to the post-September 11 suspension of air service and a higher number of employees in the 2001 period to support anticipated growth. Average salaries and related costs per FTE increased 8.0% primarily due to higher medical and disability insurance costs. The average number of full time equivalent employees (“FTE”) increased 1.6% in the quarter while ASMs decreased 2.7%.

•	Aircraft rent expense per ASM increased 8.2% primarily due to the net addition of seven leased aircraft to the fleet during the 2001 quarter as compared to 2000.

•	Other rents and landing fees expense per ASM increased 4.0% in the third quarter of 2001 primarily due to lower ASMs.

•	Aircraft fuel expense per ASM decreased 10.5% primarily due to a 10.7% decrease in the average price per gallon of fuel to 81.3 cents in the 2001 quarter from 91.0 cents in 2000.

•	Agency commissions expense per ASM decreased 24.2% due to an increase in the percentage of non-commissionable revenue in the third quarter of 2001, primarily as a result of increased usage of the Company’s website and other lower cost distribution channels, and a decrease in the travel agent commission cap from $50 to $20, effective August 28, 2001.

•	Aircraft maintenance materials and repairs expense per ASM increased 8.6% principally due to higher airframe maintenance ($2.3 million), aircraft C-check ($1.9 million) and engine overhaul ($1.1 million) expenses in the third quarter of 2001 when compared to the 2000 third quarter. These increases were offset in part by lower capitalized maintenance amortization expense ($1.4 million).

•	Depreciation and amortization expense per ASM increased 31.6% due primarily to an increase in amortization expense related to aircraft leasehold improvements ($1.5 million) and computer hardware and facility improvements to support growth ($0.4 million). Higher depreciation expense related to owned aircraft ($1.0 million) and rotable aircraft parts ($0.7 million) also contributed to the increase.

•	Other operating expenses per ASM decreased 3.6% due primarily to lower interrupted trip and baggage claim expenses as a result of AWA’s improved operating performance.

         Excluding the $60.3 million of federal government assistance discussed above, AWA had nonoperating pretax expenses of $5.7 million in the third quarter of 2001 as compared to $10.1 million of nonoperating pretax income in the 2000 third quarter. The period-over-period change was primarily due to an $8.8 million unrealized

AMERICA WEST HOLDINGS CORPORATION AND
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gain in the 2000 period related to an investment in one million shares of GetThere.com common stock. Net interest expense increased $5.8 million in the third quarter of 2001 due to higher average outstanding debt. The 2001 period also included a $1.1 million gain on sale of 62,240 warrants to purchase common stock of Expedia.com (see Note 8, “Nonoperating Income (Expense) — Other, Net” in Notes to Condensed Consolidated Financial Statements).

Nine Months Ended September 30, 2001 and 2000

         For the nine months ended September 30, 2001, AWA realized an operating loss of $182.0 million as compared to $60.2 million of operating income in the nine months ended September 30, 2000. Loss before income taxes for the nine month period in 2001 was $129.3 million compared to $85.5 million of pretax income in 2000.

         Total operating revenues for the nine months ended September 30, 2001 were $1.6 billion. Passenger revenues were $1.6 billion for the nine months ended September 30, 2001, which was relatively flat when compared with the 2000 period. RPMs increased 4.6% while capacity as measured by ASMs increased 2.2%, resulting in a 1.6 point increase in load factor. RASM decreased 6.8% to 7.57 cents for the nine months ended September 30, 2001 driven by an 8.8% decrease in yield to 10.40 cents from 11.40 cents. Cargo revenues were relatively flat year-over-year while other revenues decreased 36.4% to $38.5 million for the nine months ended September 30, 2001 due primarily to lower net revenues from AWA’s code sharing agreement with Mesa Airlines.

         Excluding special charges, CASM increased 4.1% to 8.60 cents in the nine months ended September 30, 2001 from 8.26 cents for the comparable 2000 period largely due to higher fuel prices and increases in capacity that were more modest than planned. As a result, operating expenses excluding special charges increased $108.0 million for the nine months ended September 30, 2001 or 6.5% as compared to the 2000 period, while ASMs increased only 2.2%. Significant changes in the components of CASM are explained as follows:

•	Salaries and related costs per ASM increased 7.9% primarily due to a higher number of employees in the 2001 period to support anticipated growth and an increase in salaries and related costs per employee. The average number of FTEs increased 6.1% in the period while ASMs increased only 2.2%. Average salaries and related costs per FTE increased 4.2% primarily due to a new collective bargaining agreement with the Company’s fleet service workers, which was entered into in June 2000, contractual wage increases required by the Company’s agreement with the Air Line Pilots Association (“ALPA”) and higher medical and disability insurance costs.

•	Aircraft rent expense per ASM increased 5.8% due primarily to the net addition of seven leased aircraft to the fleet during the 2001 period as compared to 2000.

•	Other rents and landing fees expense per ASM increased 6.3% due primarily to higher airport rentals ($5.8 million) and landing fees ($4.4 million), which were offset in part by lower costs for borrowed parts ($2.4 million).

•	Aircraft fuel expense per ASM increased 5.5% due to a 5.8% increase in the average price per gallon of fuel to 86.1 cents in the 2001 period from 81.4 cents in 2000.

•	Agency commissions expense per ASM decreased 11.8% due to an increase in the percentage of non-commissionable revenue in the 2001 nine month period, primarily as a result of increased usage of the Company’s website and other lower cost distribution channels. A decrease in the travel agent commission cap from $50 to $20, effective August 28, 2001, also contributed to the decrease.

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September 30, 2001

•	Aircraft maintenance materials and repairs expense per ASM increased 4.3% primarily due to higher airframe maintenance ($6.8 million), aircraft C-check ($6.2 million) and engine overhaul ($2.0 million) expenses in the 2001 period. These increases were offset in part by a $2.6 million decrease in capitalized maintenance amortization expense for the 2001 period when compared to the 2000 nine month period.

•	Depreciation and amortization expense per ASM increased 21.1% due primarily to an increase in amortization expense related to aircraft leasehold improvements ($2.2 million) and computer software and hardware additions and facility improvements to support growth ($1.2 million). Higher depreciation expense related to rotable aircraft parts ($1.8 million) and owned aircraft ($1.5 million) also contributed to the increase.

•	Other operating expenses per ASM decreased 1.7% to 1.72 cents from 1.75 cents primarily due to lower interrupted trip and baggage claim expenses as a result of AWA’s improved operating performance.

         Excluding the $60.3 million of federal government assistance, AWA had nonoperating pretax expenses of $7.5 million for the nine months ended September 30, 2001 as compared to $25.3 million of nonoperating pretax income in the 2000 period. The period-over-period change was primarily due to a $15.5 million gain on sale of 500,000 warrants to purchase common stock of Priceline.com, Inc. in the first quarter of 2000 and an $8.8 million unrealized gain related to an investment in one million shares of GetThere.com common stock in the third quarter of 2000. Net interest expense increased $8.2 million in the first nine months of 2001 primarily due to higher average outstanding debt. The 2001 period also included a $1.1 million gain on sale of 62,240 warrants to purchase common stock of Expedia.com (see Note 8, “Nonoperating Income (Expenses) — Other, Net” in Notes to Condensed Consolidated Financial Statements).

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

         Holdings’ unrestricted consolidated cash and cash equivalents and short-term investments was $144.5 million at September 30, 2001 as compared to $194.8 million at December 31, 2000. Net cash provided by operating activities decreased to $117.8 million for the nine months ended September 30, 2001 from $198.7 million for the nine months ended September 30, 2000 due primarily to the loss in the 2001 period. Net cash provided by operating activities benefited by $19.8 million in the 2001 period as AWA deferred payment of certain transportation taxes to the IRS until November 15, 2001 as allowed by the Act (see Note 2, “Air Transportation Safety and System Stabilization Act” in Notes to Condensed Consolidated Financial Statements). In addition, the Company has slowed or suspended payments to certain of its vendors and business partners as a result of the cash conservation program implemented in response to the September 11 terrorist attacks (see “Overview — AWA’s Response to the September 11, 2001 Terrorist Attacks — Cost Reductions”). As of September 30, 2001, AWA’s cash balance increased by $39.9 million as a result of this program. Net cash used in investing activities increased to $322.0 million for the 2001 period from $160.0 million for the 2000 period due principally to sales of short-term investments totaling $39.6 million in the 2001 period as compared to purchases of $26.2 million of short-term investments in the 2000 period and the purchase of ten new A319 aircraft in the 2001 period, of which two were purchased in the first quarter, two were purchased in the second quarter and six were purchased in the third quarter of 2001 (see Note 3, “Flight Equipment” in Notes to Condensed Consolidated Financial Statements). The two aircraft purchased in the first quarter of 2001 were subsequently refinanced as the result of a sale leaseback transaction in March 2001 and the remaining eight aircraft were refinanced as part of a sale leaseback transaction in October 2001 (see Note 10, “Subsequent Events – Sale-Leaseback Transactions” in Notes to Condensed Consolidated Financial Statements). The 2001 period also included $10 million of proceeds from the sale and leaseback of two owned aircraft engines in September 2001 (see Note 3, “Flight Equipment” in Notes to Condensed Consolidated Financial Statements). The 2000 period included the purchase of one new A320 aircraft and the sale of TLC’s retail operations, which generated net proceeds of $44.5 million. Net cash provided by financing activities was $193.4 million for the nine months ended September 30, 2001 compared to $53.4 million used in financing activities for the nine months ended September 30, 2000. The 2001 period

AMERICA WEST HOLDINGS CORPORATION AND
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September 30, 2001

included $281.4 million of borrowing to fund the acquisition of the ten new A319 aircraft discussed above and $45.0 million of borrowing under the Company’s revolving credit facility. The 2001 period also included the repayment of $49.4 million of debt as a result of the sale/leaseback of two A319 aircraft discussed above and $66.5 million of revolving credit facility debt repayments. The 2000 period included $32.0 million of borrowing to fund the acquisition of one new A320 aircraft and purchases of common stock totaling $49.3 million.

         Operating with a working capital deficiency is common in the airline industry as tickets sold for transportation which has not yet been provided are classified as a current liability while the related income-producing assets, the aircraft, are classified as non-current. The Company’s working capital deficiency at September 30, 2001 was $256.2 million.

         Capital expenditures for the nine months ended September 30, 2001 and 2000 were approximately $450.3 million and $209.0 million, respectively. Included in these amounts are capital expenditures for capitalized maintenance of approximately $75.6 million for the nine months ended September 30, 2001 and $93.1 million for the nine months ended September 30, 2000. The Company’s 2001 capital plan included approximately $280 million of capital expenditures. As a result of the cost reduction plan implemented in May 2001, and the September 11 terrorist attacks, the Company has deferred 2001 capital expenditures of approximately $36 million in order to reduce costs and conserve cash.

         In July 2001, AWA sold 62,240 warrants to purchase common stock of Expedia.com for approximately $1.1 million and 73,413 Equant N.V. depository certificates, which were held by the SITA Foundation, for approximately $1.5 million.

         In May 2000, TLC sold a majority interest in NLG to Softbank Capital Partners and General Catalyst LLC. In July 2001, Softbank Capital Partners and General Catalyst LLC, TLC and the remaining shareholders of NLG entered into a Merger Agreement with USA Networks in connection with the proposed sale of NLG to USA Networks. TLC holds approximately a 12% ownership interest in NLG. The transaction was subject to, among other things, the completion of due diligence by USA Networks and certain regulatory and other third party approvals and consents. On October 3, 2001, USA Networks exercised its right to terminate the Merger Agreement based on a material adverse change to the business and financial condition of NLG following the events of September 11 and termination by a material customer of its business with NLG. On October 3, 2001, USA Networks filed a lawsuit in Delaware state court against NLG and its shareholders seeking a declaration that USA Networks’ termination of the Merger Agreement is valid. On October 29, 2001, USA Networks and NLG announced that the parties had settled the litigation and that, in lieu of the transaction contemplated by the Merger Agreement, USA Networks would acquire a minority interest in NLG for $20 million and certain additional rights regarding possible future transactions.

         In September 2001, AWA received a $60.3 million advance payment under the Act from the United States government (see Note 2, “Air Transportation Safety and System Stabilization Act” in Notes to Condensed Consolidated Financial Statements). Despite the receipt of such advance payment, AWA’s qualification for additional $60 million in government assistance, the completion of $70 million in sale leaseback financing described below, and careful management of its business and costs, it will be necessary for AWA to seek additional financing, including participation in the Federal Guarantee Loan Program established under the Act (see Note 2, “Air Transportation Safety and System Stabilization Act” in Notes to Condensed Consolidated Financial Statements and “Overview—AWA’s Response to the September 11, 2001 Terrorist Attacks— Additional Financing” above) in order to restore AWA to a manageable liquidity position and allow it to weather the post-September 11 economic downturn. There can be no assurances that AWA will obtain such additional financing. If AWA is unsuccessful with its efforts to obtain additional financing and restructure its existing obligations, AWA’s liquidity position will be inadequate in the short term and the Company may be forced to file for bankruptcy protection (see “Risk Factors – We may not be successful in obtaining sufficient financing to survive the post-September 11, 2001 downturn” below).

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September 30, 2001

Senior Secured Revolving Credit Facility and Other Senior Indebtedness

         AWA has in place a $125 million senior secured revolving credit facility with a group of financial institutions that has a three-year term expiring in December 2002. As of September 30, 2001, AWA had drawn $89.9 million under this facility.

         The credit facility is secured by certain assets of AWA, contains restriction on AWA’s ability to take certain actions, and requires AWA to meet and maintain certain financial tests and minimum ratios. In order to give AWA added flexibility, effective June 29, 2001, two of these financial tests were temporarily amended: the fixed charge coverage ratio requirement, which is tested on a quarter-end basis, was reduced for the second and third quarters of 2001, and the minimum liquidity covenant was waived through October 31, 2001. In connection with these amendments, AWA agreed, among other things, to a reduction of the borrowing base to a maximum of $90 million and an increase in the applicable margin and standby commitment fee. The amendments provide that if AWA satisfies certain additional criteria by October 31, 2001, including obtaining additional equity or debt financing in a threshold aggregate amount, the maximum borrowing base will be restored to the original $125 million and the reduction of the required fixed charge coverage ratio will become permanent through the term of the credit facility (see “Risk Factors — Our high leverage, fixed costs and the financial and other covenants in our debt instruments and possible cross-defaults may limit our ability to fund general corporate requirements, limit our flexibility in responding to competitive developments and increase our vulnerability to adverse economic and industry conditions” below). However, due primarily to impact of the September 11, 2001 terrorist attacks, AWA does not expect to obtain additional equity or debt financing prior to October 31, 2001. As a result, and in connection with AWA’s response to the terrorist attacks, AWA is in discussions with the lenders party to the credit agreement regarding amending or waiving certain terms of the credit facility (see “Overview—AWA’s Response to the September 11, 2001 Terrorist Attacks—Additional Financing” above).

         Certain of AWA’s long-term debt agreements contain minimum cash balance requirements, leverage ratios, coverage ratios and other financial covenants with which Holdings and AWA were in compliance as of September 30, 2001. Certain of these financial covenants restrict the Company’s ability to pay cash dividends on its common stock and make certain other restricted payments (as specified therein). Under these restrictions, as of September 30, 2001, the Company’s ability to pay dividends, together with any other restricted payments, was limited. In addition, AWA’s long-term debt agreements contain cross-default provisions, which may be triggered by defaults by AWA under other agreements relating to indebtedness. As discussed above under “Overview—AWA’s Response to the September 11, 2001 Terrorist Attacks—Additional Financing,” AWA has suspended payment under certain aircraft leases and, as a result, has received notices of default from certain aircraft lessors. If these defaults continue, they could lead to cross defaults under agreements with other vendors, lessors and creditors, including the lenders under AWA’s senior secured revolving credit agreement. Cross-defaults could lead to a foreclosure by secured creditors on the assets securing the obligations to such creditors or could otherwise further impair the Company’s liquidity and access to financing. In the event of any such foreclosure or if AWA cannot obtain sufficient financing, the Company may be forced to file for bankruptcy protection (see “Risk Factors – We may not be successful in obtaining sufficient financing to survive the post-September 11, 2001 downturn” below).

Commitments

         Long-term debt maturities through 2003 consist primarily of principal amortization of notes payable secured by certain of AWA’s aircraft and $89.9 million of borrowing under the revolving credit facility. Such maturities are $24.2 million, $116.0 million and $19.5 million, respectively, for the remainder of 2001, 2002 and 2003. As discussed in “Overview — AWA’s Response to the September 11, 2001 Terrorist Attacks — Additional Financing,” AWA is in discussions with the lenders under the revolving credit facility to extend repayment terms. In October 2001, AWA completed the sale of eight owned A319 aircraft, which were subject to mortgage financing, as part of a sale leaseback transaction (see Note 10, “Subsequent Events — Sale Leaseback Transactions” in Notes to Condensed Consolidated Financial Statements). As a result, the maturities of long-term debt have

AMERICA WEST HOLDINGS CORPORATION AND
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September 30, 2001

decreased to $19.8 million, $99.5 million and $9.7 million, respectively, for the remainder of 2001, 2002 and 2003.

         At September 30, 2001, AWA had a commitment to AVSA S.A.R.L., an affiliate of Airbus Industrie (“AVSA”), to purchase a total of 28 Airbus aircraft, with three remaining to be delivered in 2001. The remaining 25 aircraft will be delivered in 2002 through 2004. AWA also has 17 options and 25 purchase rights to purchase aircraft in the “A320” family of aircraft (A318s, A319s, A320s and A321s) for delivery in 2005 through 2008. The aggregate cost of firm commitments remaining under the aircraft order is approximately $1.1 billion, of which approximately $195.2 million is financed under the 2001-1 Pass Through Trusts (see “Financing Transactions” below). As discussed in “Overview — AWA’s Response to the September 11, 2001 Terrorist Attacks — Additional Financing,” AWA is in discussions with Airbus Industrie to defer firm aircraft orders scheduled for delivery and to provide financing for aircraft to be delivered under the aircraft purchase agreement.

         AWA intends to seek additional financing (which may include public debt financing or private financing) in the future when and as appropriate to support these aircraft orders. There can be no assurance that sufficient funding will be obtained for all aircraft. A default by AWA under the AVSA purchase commitment could have a material adverse effect on AWA.

         In January 2001, AWA entered into a development agreement and ground lease with the City of Phoenix pursuant to which AWA will construct, lease and operate a flight operations and training facility on land located adjacent to Phoenix Sky Harbor International Airport. The initial lease term is 20 years with two five-year extension options. The facility will contain 164,000 square feet and be comprised of pilot and in-flight training facilities, systems and maintenance operations control, and crew scheduling. The estimated cost to design and construct the facility is $35 million, of which the Company has paid approximately $10 million as of September 30, 2001. The Company currently intends to fund the remaining construction costs with operating cash flow, or if conditions warrant, the issuance of debt.

Financing Transactions

         In May 2001, America West Airlines 2001-1 Pass Through Trusts issued $427.2 million of Pass Through Trust Certificates in connection with the financing of nine Airbus A319 aircraft and five Airbus A320 aircraft. The combined effective interest rate on this financing is 7.66% on a fixed rate equivalent basis at the time of closing. The Pass Through Trust Certificates were issued by separate trusts that hold equipment notes issued upon delivery of each financed aircraft. Proceeds from the certificates are deposited in an escrow account pending their application to purchase the equipment notes. The equipment notes are secured by a security interest in the aircraft and are issued in connection with either a leveraged lease financing or a mortgage financing of the relevant aircraft, at AWA’s election. The Pass Through Trust Certificates are not direct obligations of, nor guaranteed by, Holdings or AWA. However, AWA has certain indemnity obligations in respect of the trusts and interest on the escrowed proceeds pending their application to finance aircraft. The acquisition of each aircraft subject to this financing and delivered to date has been structured as a mortgage financing.

         Two of the aircraft that are the subject of this financing were delivered in the second quarter of 2001 and six were delivered in the third quarter of 2001. In connection with the delivery of the aircraft, AWA issued equipment notes in an aggregate amount of $58 million during the second quarter of 2001 and $174 million in the third quarter of 2001. In October 2001, AWA completed the sale of these eight aircraft as part of a sale leaseback transaction (see Note 10, “Subsequent Events — Sale Leaseback Transactions” in Notes to Condensed Consolidated Financial Statements). The remaining aircraft are expected to be delivered between December 2001 and May 2002. With the issuance of these trust certificates, management believes that it has addressed all of AWA’s anticipated aircraft financing requirements through November 2002.

         In September 2001, AWA completed a sale of two owned aircraft engines for approximately $10 million as part of a sale leaseback transaction.

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September 30, 2001

         In October 2001, AWA completed the sale of two owned A320 flight simulators and one owned 737-300 flight simulator for approximately $17.4 million as part of a sale leaseback transaction.

         In April 2001, Moody’s downgraded its credit rating of AWA and revised its outlook to negative. In June 2001, Standard & Poor’s revised its outlook from stable to negative. In response to the September 11, 2001 terrorist attacks, Moody’s further downgraded its credit rating of AWA and reaffirmed its outlook as negative. In addition, Standard & Poor’s downgraded its credit ratings of AWA and revised its outlook from negative to developing, which means that a rating may be raised or lowered in the future (See “Risk Factors — “Because our credit rating was recently downgraded, our borrowing costs may increase and our ability to incur additional debt may be impaired” below.)

OTHER INFORMATION

Labor Relations

         The Company is in the process of negotiating with ALPA on a new contract for AWA’s pilots. The existing contract with ALPA became amendable in May 2000. In addition, the Company is in negotiations with the International Brotherhood of Teamsters (“IBT”) on a first contract covering the Company’s stock clerks, a work group of approximately 60 employees. The Company cannot predict the form of these future collective bargaining agreements and therefore the effect, if any, on AWA’s operations or financial performance.

FAA Proposed Civil Penalties

         In October 2001, the FAA announced that it proposed civil penalties be assessed against AWA in the amount of approximately $668,000 for alleged maintenance violations occurring in May and June 1999 and alleged operation of aircraft in violation of FAA regulations between November 1997 and September 2000. AWA believes it is currently in full compliance with FAA regulations and intends to contest the proposed penalties.

Forward-Looking Statements

         This discussion contains various forward-looking statements and information that are based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this document, the words “anticipate,” “estimate,” “project,” “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. In addition to the factors identified above, the factors identified in “Risk Factors” below and others may have a direct bearing on the Company’s results. Any forward-looking statements speak only as of the date such statements are made.

RISK FACTORS

Risk Factors Relating to America West and Industry Related Risks

         The negative impact of September 11, 2001 terrorist attacks could be material to our financial condition, results of operations and prospects.

         The terrorist attacks of September 11, 2001 on the World Trade Center in New York City and the Pentagon in Washington, D.C. using four hijacked commercial aircraft have been highly publicized. The impacts that these events may have on the airline industry in general, and AWA in particular, are not known at this time, but are expected to include a substantial negative impact on revenues due to:

AMERICA WEST HOLDINGS CORPORATION AND
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September 30, 2001

•	The imposed grounding of the U.S. airline industry by the FAA and resulting airport closures in the short term (including losses of approximately $20 million directly attributable to the imposed grounding and airport closures from September 11, 2001 until the Company resumed normal operations on September 16, 2001);

•	Increased demand for ticket refunds, with a corresponding reduction in the demand for travel in the near and mid terms until public confidence in the air transportation system is restored;

•	An increase in costs due to enhanced security measures and related government directives; and

•	An increase in the cost of aviation insurance in general, and the cost and availability of coverage for acts of war, terrorism, hijacking, sabotage and similar acts of peril in particular, for us and our vendors.

         In addition, we expect the general increase in hostilities relating to reprisals against terrorist organizations and the threat of further terrorist attacks to continue to negatively impact our revenues and costs in the near-term. The impact of the terrorist attacks and their aftermath and the sufficiency of our financial resources to absorb that impact will depend on a number of factors, including:

•	The adverse impact of the terrorist attacks on the travel industry and economy in general;

•	The potential increase in fuel costs and decrease in availability of fuel if oil-producing countries are impacted by the aftermath of the terrorist attacks and the ability of our fuel-hedge program to manage this risk;

•	Our ability to reduce our operating costs, conserve financial resources and implement our restructuring plan, taking into account any resultant increase in costs (including significant increases in the cost of aviation insurance) as a consequence of these events;

•	Any resulting decline in the value of the aircraft in our fleet;

•	The extent of the benefits we receive under the Act, taking into account any challenges to, and interpretation or amendments of, the Act or regulations issued pursuant thereto;

•	Our overall ability to raise financing taking into account our current leverage and the limitations imposed by the government in recently promulgated regulations relating to the application for loan guarantees under the Act;

•	The number of crew members who may be called for duty in the reserve forces of the armed services and the resulting impact on our ability to operate as planned; and

•	The scope and nature of any future terrorist attacks.

         Partly as a result of the terrorist attacks, both Moody’s and Standard and Poor’s have recently downgraded our credit rating, which could negatively impact our ability to obtain further financing (see “Because our credit rating was recently downgraded, our borrowing costs may increase and our ability to incur additional debt may be impaired”).

         We may not be successful in obtaining sufficient financing to survive the post-September 11, 2001 downturn.

         As discussed above, the September 11, 2001 terrorist attacks have had, and will most likely continue to have, a dramatic impact on the airline industry and the economy in general. Despite the government assistance provided pursuant to the Act, we may not be able to obtain sufficient financing to survive the adverse economic conditions resulting from the September 11, 2001 attacks. We intend to apply for government guarantees under the Federal Guarantee Loan Program established under the Act, but in order to qualify for such guarantees we believe we will need to obtain significant concessions from our employees, suppliers and lenders. We may not be able to obtain such concessions. Even if we obtain such concessions or otherwise qualify for the Federal Guarantee Loan Program, we may not be able to obtain additional financing from third parties on commercially acceptable terms or at all.

AMERICA WEST HOLDINGS CORPORATION AND
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September 30, 2001

         Our high leverage, fixed costs and the financial and other covenants in our debt instruments and possible cross-defaults may limit our ability to fund general corporate requirements, limit our flexibility in responding to competitive developments and increase our vulnerability to adverse economic and industry conditions.

         As of September 30, 2001, we owed approximately $479.3 million of debt. Much of our debt is secured by a substantial portion of our assets, leaving us with limited assets to use to obtain additional financing. In addition, we have significant capitalized and operating lease obligations incurred in connection with the financing of aircraft and the lease of airport and other facilities and we have fixed costs in connection with our regional alliances with Mesa airlines and Chautauqua Airlines. Our high leverage, lease obligations and other fixed costs, and the financial and other covenants in our debt instruments may limit our ability to borrow additional amounts and to fund general corporate requirements, including working capital and capital expenditures, may limit our flexibility in responding to competitive developments and adverse market conditions and may increase our vulnerability to adverse economic and industry conditions.

         We also have outstanding orders to purchase aircraft. While we have arranged for financing for all aircraft deliveries scheduled through November 2002, we have firm orders to purchase an additional 20 aircraft between December 2002 and December 2004 that will require additional financing. We cannot guarantee that we will be able to obtain enough capital to finance the remainder of the aircraft, and if we default on our commitments to purchase aircraft, our ability to execute our business strategy could be materially impaired.

         We depend to a significant extent on our senior secured revolving credit facility to maintain our liquidity. As of September 30, 2001, we had $89.9 million drawn under this credit facility and a borrowing base of $90 million. The credit facility expires in December 2002, and we cannot assure you that we will be able to extend or refinance this facility on satisfactory terms, if at all.

         The credit facility contains customary covenants that restrict our ability to take certain actions as well as financial covenants that require us to meet and maintain certain financial tests and minimum ratios. During the second quarter of 2001, our lenders agreed to amend certain terms of our credit facility, including providing additional flexibility under the financial covenants. However, unless we satisfy certain additional criteria, including obtaining additional equity or debt financing in a threshold aggregate amount, certain of the amendments to our financial covenants are temporary. Due primarily to the impact of the September 11, 2001 terrorist attacks, we do not expect to satisfy such additional criteria. As a result, we are in discussions with the lenders under the credit facility to amend or waive certain financial covenants of the credit facility. A breach of the covenants in our credit facility or the covenants in our other debt instruments could result in the acceleration of the indebtedness under our credit facility or under our other debt instruments. Any such breach could have a material adverse effect on our liquidity and financial condition. We cannot assure you that the lenders will agree to amend or waive such covenants or that we can comply with the covenants and meet the financial tests of our credit facility, even if and as amended.

         In addition, to conserve cash, we have slowed payment to certain vendors and suspended payment to certain aircraft lessors, some of which have sent us notices of default. If these defaults continue, they could lead to cross-defaults under agreements with other vendors, lessors and creditors, including the lenders under our senior secured revolving credit agreement. Such cross-defaults could lead to acceleration of underlying debt and foreclosure by our secured creditors against the assets securing our obligations to such creditors or could otherwise further impair our liquidity and access to financing. In the event of any such acceleration or foreclosure or if we cannot obtain sufficient financing, we may be forced to file for bankruptcy protection.

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

         The airline industry and the markets we serve are highly competitive and we may be unable to compete effectively against carriers with substantially greater resources or lower cost structures.

         The airline industry and most of the markets we serve are highly competitive. We compete with other airlines on the basis of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. Our principal competitor is Southwest Airlines. We also compete against other existing carriers, many of which offer more extensive routes, frequencies and customer loyalty, marketing and advertising programs than we do. Some of our large competitors have substantially greater resources than we do. From time to time, we also compete with new carriers that enter the airline industry, which typically have low operating cost structures. We may be unable to compete effectively against carriers with substantially greater resources or lower cost structures. The entry of additional new carriers in our markets, the consolidation of existing carriers or increased competition from existing carriers, could adversely affect our operating results.

         Negotiations with labor unions could divert management attention, disrupt operations and increase our labor costs and operating expenses.

         Some of our employees are represented by unions. We currently are negotiating collective bargaining agreements with ALPA, which represents all of our approximately 1,700 pilots, and the IBT, which represents all of our approximately 60 stock clerks. On May 2, 2001, we filed for federal mediation with the National Mediation Board (the “NMB”) to facilitate contract negotiation with ALPA and on August 8, 2001, the IBT filed for mediation with the NMB in connection with the stock clerk negotiations. We cannot predict the outcome of federal mediation or negotiations with ALPA or IBT. In addition, other groups of employees may seek union representation. We cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase operating expenses and lower operating results and net income. This is particularly significant because our current employee costs contribute substantially to the low cost structure that we believe is one of our competitive strengths. In addition, negotiations with unions could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. If we are unable to negotiate acceptable collective bargaining agreements, we might have to wait through “cooling off” periods, which could be followed by union-initiated work actions, including strikes. Depending on their type and duration, work actions could disrupt our operations and, as a result, significantly adversely affect our operating results.

         Our business is sensitive to general economic conditions and seasonal fluctuations. As a result, our prior performance is not necessarily indicative of our future results.

         The air travel business historically fluctuates on a seasonal basis and in response to general economic conditions. Due to the greater demand for air and leisure travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. In addition, the airline industry is highly susceptible to unforeseen events that result in declines in revenues or increased costs, such as political instability, regional hostilities, recession, fuel price escalation, inflation, adverse weather conditions, consumer preferences, labor instability or regulatory oversight. Also, our results of operations for interim periods are not necessarily indicative of those for an entire year and our prior results are not necessarily indicative of our future results.

         Fluctuations in fuel costs could adversely affect our operating expenses and results.

         The price and supply of jet fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, regional production patterns and environmental concerns. Since fuel is the principal raw material used in our business, accounting for 16.2% of our total operating expenses in 2000, price escalations or reductions in the supply of jet fuel will increase our operating expenses and cause our operating results and net income to decline. For example, with our current level of fuel consumption, a one-cent per gallon increase in jet fuel prices will cause our annual operating expense to increase by $4.7 million.

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

         We have implemented a fuel-hedging program to manage the risk and effect of fluctuating jet fuel prices on our business. Our hedging program is similar to hedging programs employed by other major airlines and is intended to offset increases in jet fuel costs by using derivative instruments keyed to the future price of heating oil, which is highly correlated to the price of jet fuel delivered on the East Coast. Despite this program, we are not fully protected against increasing jet fuel costs because our hedging program does not cover all of our projected fuel volumes for 2001 and we have not executed hedging transactions beyond March 31, 2002. Furthermore, our ability to effectively hedge fuel prices is limited because we purchase a substantially larger portion of our jet fuel requirements on the West Coast than our large competitors and West Coast fuel prices are less correlated to heating oil prices and other viable petroleum derivatives than East Coast fuel prices and, therefore, more difficult to hedge. The effectiveness of our fuel hedging program may also be impacted by the events of September 11 if fuel producing countries are affected by the aftermath of the terrorist attacks (see “The negative impact of September 11, 2001 terrorist attacks could be material to our financial condition, results of operations and prospects").

         Our operating costs could increase as a result of past, current or new regulations that impose additional requirements and restrictions on airline operations.

         The airline industry is heavily regulated. Both federal and state governments from time to time propose laws and regulations that impose additional requirements and restrictions on airline operations. Implementing these measures, such as aviation ticket taxes and passenger safety measures, has increased operating costs for us and the airline industry as a whole. In addition, new security measures imposed by the FAA as a result of the recent terrorist attacks are expected to increase costs for us and the airline industry as a whole. Depending on the implementation of these and other laws, our operating costs could increase significantly. In addition, certain governmental agencies, such as the DOT and the FAA have the authority to impose mandatory orders, such as Airworthiness Directives, in connection with our aircraft, and civil penalties for violations of applicable laws and regulations, each of which can result in material costs and adverse publicity. We cannot predict which laws and regulations will be adopted or what other action might be taken by regulators. Accordingly, we cannot guarantee that future legislative and regulatory acts will not have a material impact on our operating results.

         Because our credit rating was recently downgraded, our borrowing costs may increase and our ability to incur additional debt may be impaired.

         On April 19, 2001, Moody’s downgraded our senior implied rating to B2 from B1 and our senior unsecured debt rating to B3 from B1. On April 19, 2001, Moody’s also revised its ratings outlook from stable to negative. In addition, on June 18, 2001, Standard & Poor’s revised its ratings outlook from stable to negative. On September 14, 2001, Moody’s further downgraded our senior implied rating to Caa1 from B2 and our senior unsecured debt rating to Caa2 from B3 and reaffirmed its ratings outlook as negative. A negative outlook suggests a further downgrade may occur in the future. In addition, on September 19, 2001, Standard and Poor’s downgraded our credit rating to CCC- from B+ and revised its ratings outlook from negative to developing. A developing outlook means that a rating may be raised or lowered in the future.

         According to Moody’s, the recent rating downgrades reflect our highly leveraged financial structure, weak cash flows and earnings for the previous three quarters and our increasing dependence on leisure travel as the airline industry experiences a loss in business class passengers. Moody’s anticipates that the recent terrorist attacks will further dampen demand for leisure travel (see “Terrorist attacks may negatively impact our revenues and costs”).

         As a result of these downgrades, our borrowing costs may increase, which would increase our interest expense and could affect our net income. In addition, these downgrades could affect our ability to obtain additional financing. A future downgrade could further negatively impact our borrowing costs and the prices of any securities we have outstanding (see “Our high leverage, fixed costs and the financial and other covenants in our debt instruments and possible cross-defaults may limit our ability to fund general corporate requirements, limit

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

our flexibility in responding to competitive developments and increase our vulnerability to adverse economic and industry conditions”).

         We depend on the expertise of our management team. If key individuals leave unexpectedly, our business and operations could suffer.

         Many of our executive officers are key to the management of our business and operations. Our future success depends on our ability to retain these officers and other capable managers. Although we have developed a management succession plan and believe we could replace key personnel given adequate prior notice, the unexpected departure of key executive officers could cause substantial disruption to our business and operations. In addition, although we believe that we can retain and recruit talented personnel, we may incur substantial costs to do so, and if we are unable to do so our business and operations may suffer.

         The stockholders who effectively control the voting power of our parent company could take actions that would favor their own personal interests to the detriment of our interests.

         Currently, three stockholders collectively control in excess of 50% of the total voting power of Holdings. These stockholders, TPG Partners, L.P., TPG Parallel I, L.P. and Air Partners II, L.P. are all controlled by the same company, TPG Advisors, Inc. Since TPG Advisors, Inc. is an investment firm, its strategic objectives may be different than both the short-term or long-term objectives of our board of directors and management. We cannot guarantee that the controlling stockholders identified above will not try to influence Holdings’ business in a way that would favor their own personal interests to the detriment of our interests. Because Holdings owns all of our outstanding shares, these three stockholders of Holdings effectively may be able to control our airline activities.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Sensitive Instruments

(a)  Commodity Price Risk

         As of September 30, 2001, the Company had entered into heating oil costless collar transactions, which establish upper and lower limits on heating oil futures prices. These transactions are in place with respect to approximately 37% of remaining projected fuel requirements for 2001. In addition, as of September 30, 2001, the Company has hedged approximately 12% of its anticipated fuel requirements for the first quarter of 2002.

         The use of such transactions in the Company’s fuel hedging program could result in the Company not fully benefiting from certain declines in heating oil futures prices. At September 30, 2001, the Company estimates that a 10% increase in heating oil futures prices would have changed the fair value of the costless collar transactions by approximately $1.1 million while a 10% decrease in heating oil futures prices would have changed the fair value by approximately $3.0 million.

         As of October 19, 2001, approximately 37% of AWA’s remaining 2001 fuel requirements are hedged and approximately 12% of AWA’s projected fuel requirements for the first quarter of 2002 are hedged.

(b)  Interest Rate Risk

         The Company’s exposure to interest rate risk relates primarily to its variable rate long-term debt obligations. At September 30, 2001 the Company’s variable-rate long-term debt obligations of approximately $82.2 million represented approximately 23.3% of its total long-term debt. If interest rates increased 10% in 2000, the impact on the Company’s results of operations would not be material.

AMERICA WEST HOLDINGS CORPORATION AND
AMERICA WEST AIRLINES, INC.
September 30, 2001

PART II — OTHER INFORMATION

ITEM 4. SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDER

None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

a.	Exhibits

None.

b.	Reports on Form 8-K

Holdings filed a report on Form 8-K, dated August 24, 2001, furnishing under Item 5 a press release, dated August 22, 2001, announcing the election of W. Douglas Parker as Chairman, President and Chief Executive Officer of Holdings and AWA and the retirement of William A. Franke as an officer and director.

Holdings filed a report on Form 8-K, dated September 12, 2001, furnishing under Item 5 a press release, dated September 10, 2001, announcing a restructuring of the senior management of Holdings and AWA and the election of certain officers to new offices, including the election of Bernard L. Han as Executive Vice President and Chief Financial Officer.

AWA did not filed any reports on Form 8-K during the quarter ended September 30, 2001.

AMERICA WEST HOLDINGS CORPORATION
September 30, 2001

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICA WEST HOLDINGS CORPORATION

By /s/ Bernard L. Han Bernard L. Han Executive Vice President and Chief Financial Officer

DATED: October 31, 2001

AMERICA WEST AIRLINES, INC.
September 30, 2001

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICA WEST AIRLINES, INC.

By /s/ Bernard L. Han Bernard L. Han Executive Vice President and Chief Financial Officer

DATED: October 31, 2001